Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Omneky Inc.
3357 26th st
San Francisco, CA 94110
http://omneky.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Omneky Inc.
Address: 3357 26th st, San Francisco, CA 94110
State of Incorporation: DE
Date Incorporated: November 30, 2017

Terms:

Convertible Promissory Notes

Offering Minimum: $124,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Series CF Preferred when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: February 28, 2027
Valuation Cap: $80,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 7.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Series CF Preferred

Voting Rights:
There are no voting rights associated with Series CF Preferred.

Material Rights:

Conditions to Issuance:

The issuance of the Series CF Preferred pursuant to the Note shall be subject to: (i) the prior occurrence of an event triggering conversion of the Note pursuant to the terms thereof (ii) the prior written approval of the Company's board of directors and stockholders (to the extent required), (iii) qualification of the shares under applicable Blue Sky laws, (iv) the filing of an Amended and Restated Certificate of Incorporation establishing the rights and preferences of the Series CF Preferred, and (v) the Holder's execution of any investors' rights agreements or other similar agreements imposing restrictions or obligations on the holders of any shares of Series CF Preferred Stock, including but not limited to any voting agreements or rights of first refusal, as may be reasonably requested by the Company.

Issuance Price:

The price per share of the Series CF Preferred (the "Original Purchase Price") for purposes of determining the liquidation preference payable thereon (amongst other terms) shall be the price per share determined upon conversion in accordance with Section 3 or Section 4 of the Note.

Dividends:

Dividends will be paid on the Series CF Preferred on an asconverted basis when, as, and if paid on the Common Stock.

Liquidation Preference:

One times (1x) the Original Purchase Price plus any accrued and declared and unpaid dividends on each share of Series CF Preferred (or, if greater, the amount that the Series CF Preferred would receive on an as-converted basis).

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event, thereby triggering payment of the liquidation preference described above unless the holders of a majority of the Series CF Preferred elect otherwise.

Voting Rights:

The Series CF Preferred Stock shall carry no voting rights, except as may be required in accordance with the Delaware General Corporations Law.

Mandatory Conversion:

Each share of Series CF Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of (i) the closing of a firm commitment underwritten public offering, or (ii) upon the written consent of the holders of a majority of all other capital stock of the Company.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus</u>

Special thanks to our friends and family: enjoy additional bonus interest for your continued support (20% increase in the annual interest rate)

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% increase in the annual interest rate

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% increase in the annual interest rate

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% increase in the annual interest rate

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% increase in the annual interest rate

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% increase in the annual interest rate

<u>Mid-Campaign Perks</u>

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% increase in the annual interest rate

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% increase in the annual interest rate

<u>Amount-Based Perks</u>

Tier 1 Perk: Invest $500+ and receive access to an exclusive webinar on AI trends.

Tier 2 Perk: Invest $1,000+ and receive a 1-hour consultation with an AI expert.

Tier 3 Perk: Invest $5,000+ and get a 5% increase in the annual interest rate + exclusive access to beta features for your business.

Tier 4 Perk: Invest $10,000+ and receive 10% increase in the annual interest rate + feature on Omneky's partner page.

Tier 5 Perk: Invest $20,000+ and receive 12% increase in the annual interest rate, plus a custom AI-driven campaign for your business.

Tier 6 Perk: Invest $50,000+ and receive 15% increase in the annual interest rate + inclusion in a case study showcasing your business's growth with Omneky.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% Bonus for StartEngine Shareholders</u>

Omneky will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine noteholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 7.6% instead of 7%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Overview

Omneky Inc. was formed in Delaware on November 30, 2017. Omneky is an AI-powered advertising platform that automates creative generation and campaign optimization to improve return on ad spend (ROAS) and reduce costs for brands and agencies. The platform streamlines creative development, performance analytics, and brand management, allowing marketers to scale advertising efforts efficiently. With a data-driven approach, Omneky enables businesses to launch and optimize omnichannel campaigns faster and more effectively.

Competitors and Industry

Industry

Omneky operates in the digital advertising and generative AI industries, targeting the $1 trillion global advertising market and the $3 billion AI-driven creative sector. The market is rapidly evolving, with brands seeking more efficient, data-driven solutions to optimize ad performance.

Competitors

Competitors include:

- Traditional Ad-Tech Platforms: Google Ads, Meta Ads, and Amazon Advertising, which provide analytics but require manual creative development.

- Creative AI Solutions: Jasper, Pencil AI, and AdCreative.ai, which focus on AI-generated ad content but lack full campaign optimization.

- Marketing Agencies: Traditional agencies that offer custom ad creation but at a much higher cost and slower turnaround.

Omneky differentiates itself by combining AI-generated creative assets with real-time performance data and optimization, offering a scalable and automated approach to advertising.

Current Stage and Roadmap

Current Stage

Omneky's current state includes:

- $13M in funding raised from investors, including SoftBank, AIX Ventures, and Village Global.

- 43% revenue growth YoY, demonstrating strong market demand.

- Strategic collaborations with NVIDIA, Amazon, and Meta, positioning Omneky as a leader in AI-driven advertising.

- Recognized industry leader: AI Excellence Award winner, TechCrunch Disrupt finalist, and featured by Business Insider.

- Enterprise clients including Yamaha, SoftBank, and Mitsubishi, validating the platform's scalability and effectiveness.

Future Roadmap

Omneky's future roadmap entails:

- Enhancing AI Advertising Agents: Expanding Omneky's AI capabilities to offer fully autonomous, 24/7 ad campaign management.

- API Development: Launching an API for generative AI-powered advertising, enabling seamless integration with third-party platforms.

- Scaling Partnerships: Growing collaborations with global brands and marketing platforms to increase adoption.

- Expanding Market Reach: Targeting more enterprise clients and SMBs to further penetrate the growing AI-powered advertising market.

Omneky aims to redefine digital advertising by making AI-driven creative and campaign optimization accessible to businesses of all sizes.

The Team

Officers and Directors

Name: Hikari Senju

Hikari Senju's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Principal Accounting Officer
  Dates of Service: May, 2018 - Present
  Responsibilities: I am the founder and CEO of Omneky. Salary: 105,000

Name: Inder Preet Singh Walia

Inder Preet Singh Walia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Head of AI
  Dates of Service: December, 2020 - Present
  Responsibilities: As Head of AI and Engineering at Omneky, I lead research on cutting-edge generative AI to create brand-specific content and drive innovation. I collaborate with product teams to develop AI-powered solutions for customers while managing the engineering team to ensure efficient cross-team execution. Salary: 260,000

Name: Chris Emerson Martiniak

Chris Emerson Martiniak's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Product Officer
  Dates of Service: May, 2024 - Present
  Responsibilities: I'm the lead Product Management person, manage many of the engineering and design staff, and lead the product strategy, roadmap and many GTM activities. Salary: $286,000; Eqity: 500,000 shares

Other business experience in the past three years:

- Employer: Amazon
  Title: Principal Product Manager - Technical (L7)
  Dates of Service: December, 2021 - November, 2023
  Responsibilities: Led Amazon Device Ad Products and Personalization new product initiatives such as our CTV GTM, Shoppable Ads on Fire TV and Alexa Home, and programmatic buying (DSPs).

Name: Elisa Ann Phillips

Elisa Ann Phillips's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: February, 2023 - Present
  Responsibilities: Support CEO/Founder. Salary: $250,000 + bonus + equity. Equity: 8%

Other business experience in the past three years:

- Employer: DoorDash
  Title: Director, Enterprise Ad Sales
  Dates of Service: August, 2021 - December, 2022
  Responsibilities: Created and led a new Ad business, responsible for a 500+ brand portfolio. Built high performing sales team, developed operational and team infrastructure, and drove hyperscaled revenue growth

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Convertible Promissory Notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will

fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hikari Senju	9,687,597	Common Stock	70.445%

The Company's Securities

The Company has authorized Common Stock, Series CF Preferred, and Convertible Note - Series 2025 - CF.

Common Stock

The amount of security authorized is 15,000,000 with a total of 13,182,422 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Series CF Preferred

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred.

Material Rights

Conditions to Issuance:

The issuance of the Series CF Preferred pursuant to the Note shall be subject to: (i) the prior occurrence of an event triggering conversion of the Note pursuant to the terms thereof (ii) the prior written approval of the Company's board of directors and stockholders (to the extent required), (iii) qualification of the shares under applicable Blue Sky laws, (iv) the filing of an Amended and Restated Certificate of Incorporation establishing the rights and preferences of the Series CF Preferred, and (v) the Holder's execution of any investors' rights agreements or other similar agreements imposing restrictions or obligations on the holders of any shares of Series CF Preferred Stock, including but not limited to any voting agreements or rights of first refusal, as may be reasonably requested by the Company.

Issuance Price:

The price per share of the Series CF Preferred (the "Original Purchase Price") for purposes of determining the liquidation preference payable thereon (amongst other terms) shall be the price per share determined upon conversion in accordance with Section 3 or Section 4 of the Note.

Dividends:

Dividends will be paid on the Series CF Preferred on an asconverted basis when, as, and if paid on the Common Stock.

Liquidation Preference:

One times (1x) the Original Purchase Price plus any accrued and declared and unpaid dividends on each share of Series CF Preferred (or, if greater, the amount that the Series CF Preferred would receive on an as-converted basis).

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event, thereby triggering payment of the liquidation preference described above unless the holders of a majority of the Series CF Preferred elect otherwise.

Voting Rights:

The Series CF Preferred Stock shall carry no voting rights, except as may be required in accordance with the Delaware General Corporations Law.

<u>Mandatory Conversion:</u>

Each share of Series CF Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of (i) the closing of a firm commitment underwritten public offering, or (ii) upon the written consent of the holders of a majority of all other capital stock of the Company.

Convertible Note - Series 2025 - CF

The security will convert into Non voting preferred stock and the terms of the Convertible Note - Series 2025 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: February 28, 2027
Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $80,000,000.00
Conversion Trigger: Qualified financing of $1,000,000

Material Rights

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Non-Voting Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Preferred Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Preferred Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $25,000,000 divided by the aggregate number of outstanding Non-Voting Preferred Stock shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Preferred Stock at a price per security equal to the quotient of $25,000,000 divided by the aggregate number of outstanding Non-Voting Preferred Stock shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a minority holder of Series CF Preferred of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $1,443,600.00
  Use of proceeds: For the development of the Omneky platform, and sales marketing of the platform.
  Date: January 25, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,660,453 compared to $2,372,804 in fiscal year 2023. This was driven by an expansion of customer contracts and a higher volume of service revenue.

Cost of Sales

Cost of Sales for fiscal year 2022 was $132,719 compared to $7,691 in fiscal year 2023. The decrease in cost of goods was due to a strategic shift toward more software-based revenue streams, which require lower direct costs.

Gross Margins

Gross margins for fiscal year 2022 were $1,425,232 compared to $2,072,055 in fiscal year 2023. The increase in gross margins correlates with the revenue growth, higher sales volume, and efficiency.

Expenses

Expenses for fiscal year 2022 were $1,850,176 compared to $5,941,873 in fiscal year 2023. This increase was due to higher payroll expenses, fees, and a higher investment in advertising and marketing efforts.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We believe historical cash flows will not be fully indicative of future revenue and cash flows due to the company's investment in scaling its operations, including higher expenditures on personnel, marketing, and product development. Past cash was primarily generated through equity investments and service revenue. Moving forward, our goal is to expand our AI-driven advertising technology, secure more enterprise clients, and further optimize operations to improve profitability. The company's increased revenue growth and product adoption signal strong future potential, although operating expenses remain high as part of the expansion strategy.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2025 the Company has capital resources available in the form of $6,722,366 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 25% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal we anticipate the Company will be able to operate for 12 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 24 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have contemplated additional future sources of capital, including venture capital, strategic partnerships, and potential future fundraising rounds after our crowdfunding raise.

Indebtedness

- Creditor: SAFE Notes
  Amount Owed: $11,261,156.00
  Interest Rate: 0.0%
  Simple Agreements for Future Equity (SAFE) - During the periods ended December 31, 2023 and 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear zero to eight percent interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at 0% to 80% discount. Each agreemen subject to a valuation cap. The valuation caps of the agreements entered were $4.0M – $80.0M. SAFE Notes amounted to $11,261,156 and $9,110,950 as of December 31, 2023 and December 31, 2022, respectively.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $80,000,000.00

Valuation Cap Details: We believe our $80M valuation cap is supported by our 43% YoY revenue growth, $13M in funding from top investors, and enterprise clients like SoftBank and Mitsubishi. Our AI-powered platform streamlines ad creative generation in a $1T global market growing at 9.6% CAGR. With relationships with NVIDIA, Meta, and Amazon, we believe positioned for long-term scalability as businesses shift towards AI-driven marketing & this valuation cap is justified.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  30.0%
  We will invest in enhancing our AI-powered ad platform, expanding automation capabilities, and integrating new AI models to improve creative generation, analytics, and optimization.

- Company Employment
  25.0%
  We will hire key personnel to support product development, sales, marketing, customer success, and engineering to scale operations efficiently.

- Working Capital
  13.0%
  We will allocate funds to cover general operational expenses, infrastructure improvements, and software licensing to ensure business continuity and growth.

- Customer Acquisition and Marketing
  8.0%
  We will invest in targeted marketing campaigns, brand partnerships, and enterprise outreach to expand our customer base and drive adoption of our AI advertising solutions.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- StartEngine Reg CF Campaign Marketing
  4.5%
  We will use these funds to promote our crowdfunding campaign, increasing visibility and attracting potential investors.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  40.0%
  We will invest in enhancing our AI-powered ad platform, expanding automation capabilities, and integrating new AI models to improve creative generation, analytics, and optimization.

- Company Employment
  25.0%
  We will hire key personnel to support product development, sales, marketing, customer success, and engineering to scale operations efficiently.

- Working Capital
  13.0%
  We will allocate funds to cover general operational expenses, infrastructure improvements, and software licensing to

ensure business continuity and growth.

- Customer Acquisition and Marketing
  9.0%
  We will invest in targeted marketing campaigns, brand partnerships, and enterprise outreach to expand our customer base and drive adoption of our AI advertising solutions.

- StartEngine Reg CF Campaign Marketing
  4.5%
  We will use these funds to promote our crowdfunding campaign, increasing visibility and attracting potential investors.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://omneky.com (https://www.omneky.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/omneky

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Omneky Inc.

[See attached]



Omneky Inc. (the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Omneky Inc. Management

We have reviewed the accompanying financial statements of Omneky Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 11, 2025


OMNEKY INC.
STATEMENTS OF FINANCIAL POSITION


	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	6,722,366	8,513,217
Accounts Receivable	118,688	72,880
Prepaid Expenses	124,054	29,153
Other Current Asset	10,750	806
Total Current Assets	6,975,858	8,616,056
TOTAL ASSETS	6,975,858	8,616,056
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	17,675	22,736
Accrued Expenses	17,661	-
Payroll Liability	520	1,149
Loan Payable	-	48,709
Other Current Liabilities	16,400	14,112
Total Current Liabilities	52,256	86,706
Non-Current Liability:		
SAFE Notes	11,261,156	9,110,950
Total Non-Current Liability	11,261,156	9,110,950
TOTAL LIABILITIES	11,313,412	9,197,656
EQUITY		
Common Stock	128	110
Additional Paid-In Capital	692	710
Accumulated Deficit	(4,338,374)	(582,420)
TOTAL EQUITY	(4,337,554)	(581,600)
TOTAL LIABILITIES AND EQUITY	6,975,858	8,616,056


See Accompanying Notes to these Unaudited Financial Statements


OMNEKY INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Service Revenue	2,372,804	1,660,453
Sales Revenue	10,934	-
Sales Returns and Allowance	(242,749)	(57,412)
Cost of Service	(61,243)	(45,090)
Cost of Goods Sold	(7,691)	(132,719)
Gross Profit	2,072,055	1,425,232
Operating Expenses		
General and Administrative	653,565	281,868
Payroll Expense	2,774,638	837,322
Professional Fees	1,832,682	357,633
Advertising and Marketing	569,967	373,353
Bad Debts Expense	111,021	-
Total Operating Expenses	**5,941,873**	**1,850,176**
Total Loss from Operations	**(3,869,818)**	**(424,944)**
Other Income (Expense)		
Interest Income	127,742	653
Other Income	6,606	136
Interest Expense	(20,484)	(18,202)
Total Other Income (Expense)	**113,864**	**(17,413)**
Earnings Before Income Tax, Depreciation, and Amortization	**(3,755,954)**	**(442,357)**
Depreciation Expense	**-**	**-**
Net Loss	**(3,755,954)**	**(442,357)**

See Accompanying Notes to these Unaudited Financial Statements

OMNEKY INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	10,940,000	109	571	(140,063)	(139,383)
Issuance of Common Stock	106,000	1	139	-	140
Additional Paid in Capital	-	-	-	-	-
Net loss	-	-	-	(442,357)	(442,357)
Ending balance at 12/31/22	11,046,000	110	710	(582,420)	(581,600)
Issuance of Common Stock	1,732,346	18	(18)	-	-
Additional Paid in Capital	-	-	-	-	-
Net loss	-	-	-	(3,755,954)	(3,755,954)
Ending balance at 12/31/23	12,778,346	128	692	(4,338,374)	(4,337,554)

See Accompanying Notes to these Unaudited Financial Statements

OMNEKY INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(3,755,954)	(442,357)
Adjustments to reconcile Net Loss to Net Cash provided by operations		
Decrease (Increase) in Assets:		
Accounts Receivable	(45,808)	(68,230)
Prepaid Expenses	(94,901)	(20,018)
Other Current Asset	(9,944)	2,332
Increase (Decrease) in Liabilities:		
Accounts Payable	(5,061)	12,233
Accrued Expenses	17,661	-
Payroll Liability	(629)	325
Other Current Liabilities	2,288	4,501
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	(136,394)	(68,857)
Net Cash used in Operating Activities	(3,892,348)	(511,214)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to):		
SAFE Notes	2,150,206	6,435,000
Loan Payable	(48,709)	-
Common Stock	18	1
Additional Paid-In Capital	(18)	139
Net Cash provided by Financing Activities	2,101,497	6,435,140
Cash at the beginning of period	8,513,217	2,589,291
Net Cash increase (decrease) for period	(1,790,851)	5,923,926
Cash at end of period	6,722,366	8,513,217

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Omneky Inc. ("the Company") was formed in Delaware on November 30, 2017. The Company has developed an AI-powered platform designed to optimize and automate advertising campaign creation and management. The platform leverages AI technology and predictive analytics to generate high-performing ad creatives across various channels, analyze campaign performance, and provide actionable insights for optimization. The Company's headquarters is in San Francisco, California. The Company primarily serves customers in the United States and has raised $10 million+ in funding to date.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past three years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $6,722,366 and $8,513,217 in cash as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. The Company charges customers on a monthly basis under an annual contract, ensuring predictable and consistent billing terms. The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. As of December 31, 2023 and 2022, the Company does not deem an allowance necessary. As of December 31, 2023 and December 31, 2022, the accounts receivable amounted to $118,688 and $72,880, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through two primary streams: Software and Services. The Software segment includes the Company's platform, which provides creative analytics and content generation, while Services encompass software support, ad campaign management, and optimization. Revenue is collected either through upfront credit card payments or invoicing with net 30-day terms. Billing occurs on the day of client onboarding, with work commencing immediately to set up the customer on the platform, and other deliverables typically provided within one week. The Company's primary performance obligations include providing access to its platform, delivering creative assets or insights, offering customer support to enhance platform usage, and fulfilling any contractually specified custom integrations for client-specific needs.

The Company generates revenue through its self-service platform, which operates on a monthly subscription model. Payments are collected via credit card, and access to the platform begins as soon as a client creates an account and adds billing details. The Company also offers a 7-day free trial of the self-service product, allowing customers to explore the platform before the subscription takes effect. The Company's performance obligation is fulfilled by providing continuous access to the platform as part of the subscription.

Advertising and Marketing Costs

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of rent, software and web services, hosting, travel, parking fees, bank fees, insurance, and other miscellaneous expenses and are expensed as costs are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - In 2018, the Company entered into a loan agreement for $48,709 from one of its shareholders for the purpose of working capital. This loan had no security. The balance of this loan was $48,709 as of December 31, 2022. The Company paid the shareholder in 2023.

Simple Agreements for Future Equity (SAFE) - During the periods ended December 31, 2023 and 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear zero to eight percent interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at 0% to 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4.0M – $80.0M. SAFE Notes amounted to $11,261,156 and $9,110,950 as of December 31, 2023 and December 31, 2022, respectively.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. There were 12,778,346 shares and 11,046,000 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively.

Voting: Each stockholder shall be entitled to one vote for each share of capital stock held by such shareholder.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 11, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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GET A PIECE OF OMNEKY

Smarter Digital Ads At Scale

Omneky's AI advertising agents generates and optimizes brand-safe ad creatives at scale, delivering 5x ROAS and 10x cost and time savings for brands and agencies. *Individual results may vary based on various factors, including industry, strategy, and market conditions.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Omneky
Invest in the Future of Advertising
AI agentic platform that generates brand-safe ad creatives tailored to drive conversions.
Brand Safe
ROAS 5.5x
SHARE THE FRESH FLAVOR

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Invest Now
7.0% Interest Rate

MIN INVEST
$500

VALUATION CAP
$80M

REASONS TO INVEST

AI-Driven Advertising Innovation: Omneky's AI platform is built to automate data-driven creative generation and optimization, aiming to improve ROI and reduce costs.

Market & Growth Potential: Targeting the $1 trillion global advertising market (growing at 9.6% CAGR) and the $3 billion generative AI creative market (expanding at 32% CAGR), Omneky has reported strong YoY product-led growth, with a

revenue increase of approximately 43%, indicating increasing market demand.

✓ **Industry Recognition & Top-Tier Investors:** Backed by John Donovan (former CEO of AT&T Communications), AIX Ventures, and Softbank, Omneky has raised $11.45M in seed funding. Recognized by Nvidia CEO Jensen Huang, Gartner, and Business Insider, Omneky has won the AI Excellence Award and was the first generative AI company to pitch at TechCrunch Disrupt.

Individual results may vary based on various factors, including industry, strategy, and market conditions.

TEAM



Hikari Senju • CEO & Principal Accounting Officer

Hikari Senju founded Omneky in 2018 as one of the first movers in generative AI. He previously cofounded Quickhelp which was acquired by Yup.com, where he was Head of Growth. Hikari studied computer science with a focus on AI at Harvard.

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Elisa Phillips • COO

Elisa Phillips brings over 17 years of experience at Google as a Senior Manager of Business Development and Ad Sales. She later led enterprise ad sales at DoorDash. As COO, she ensures operational excellence, leveraging her extensive expertise in scaling businesses and managing ad-tech strategies.

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Chris Martiniak • CPO

Chris Martiniak, Chief Product Officer, has over two decades of experience in ad-tech, having held leadership roles at Liftoff, TapJoy, and Yahoo! Search. At Omneky, he leads product development, ensuring the platform remains at the forefront of creative and performance-driven advertising.

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Inder Preet Singh Walia • Head of AI

I have over six years of experience in generative AI, with a master's in computer engineering from NYU and a bachelor's in computer science. I've published research in computer vision and worked with Amazon's Applied Science team on vision transformer models. At Omneky, I lead research on LLMs and diffusion models to power AI-driven content generation.

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THE PITCH

Meet Omneky

Imagine a world where AI seamlessly integrates with your data stack, working 24/7 to generate, launch, and optimize campaigns, driving better results and cost efficiencies. This is the future Omneky is building.

Omneky's AI agentic platform streamlines creative development, omnichannel analytics, and brand management into one generative AI mission control center for brands and agencies. Leveraging its own mixture of experts model, Omneky generates ad creatives across numerous SKUs, dimensions, and video formats, analyzes performance data, and optimizes campaigns for maximum impact. We have found that this will allow marketers to launch new creative much faster and at a fraction of the cost, while simultaneously aiming to increase their return on ad spend.

THE PROBLEM & OUR SOLUTION

Digital Advertising Today

The Problem:

Inefficient digital advertising wastes half a trillion dollars annually (source). Over 40% of media budgets are lost on underperforming campaigns due to resource-intensive, un-personalized content creation that lacks actionable insights. We believe this leaves brands struggling to maintain relevance, consistency, and quality in a rapidly evolving, data-driven market.



The Advertising Challenge, Solved by Omneky
Wasted Media Budgets
40% of ad spend is wasted due to ineffective ad creative. Omneky uses AI to optimize this creative, maximizing ROI.
High Costs
Omneky cuts costs with scalable, AI-driven ad solutions powered by agentic AI, enabling smarter, more adaptive campaign execution.
Lack of Actionable Insights
Omneky delivers insights that help boost ad performance and aid in creative decision making.

(Source)

Our Solution:

Omneky's AI agentic platform aims to revolutionize digital advertising by centralizing creative generation, performance analytics, and brand management. Its technology automates scalable, data-driven campaigns, optimizing ROI and providing actionable insights. Through a subscription-based model with usage-based pricing and full-service options, Omneky empowers marketers with efficiency. Future developments include autonomous 24/7 advertising agents that manage and optimize omnichannel ad campaigns and an API for AI-powered generative ads.

Agentic AI-Powered Advertising Made Simple

Omneky leverages cutting-edge agentic AI to transform digital marketing, empowering brands with dynamic tools that optimize creativity, boost performance, and ensure brand safety at scale.



Scalable Creative Solutions

Produce high-quality compliant content at scale, customized for diverse audiences.

Brand Asset Generation

Our AI generates ultra-realistic images and videos tailored to your needs and optimized for e-commerce and advertising, in minutes.





Data-Driven Insights

Utilize performance dashboards to gain actionable insights for smarter decision-making.

Integration Partners

Integration Partners

     

THE MARKET & OUR TRACTION

$1T Global Advertising Market

The Market:

Omneky targets the $1 trillion global advertising market, which is growing at a 9.6% CAGR, and the $3 billion generative AI creative market, expanding at a 32% CAGR (source). With AI rapidly reshaping the advertising landscape, we believe Omneky is uniquely positioned to capture market share by addressing the increasing demand for data-driven, scalable, and tailored creative solutions. Businesses globally seek efficient ways to maximize ROI on their advertising spend, making Omneky's innovative platform a must-have.

Our Traction:

Omneky has raised $11.45M million from top AI investors, including SoftBank, AIX Ventures and Village Global. The company has achieved revenue increase of approximentely 43%, partnered with Nvidia, Amazon and Meta, and counts global brands like Yamaha, SoftBank, and Mitsubishi as customers. With a our current track record, Omneky's platform aims to transform how businesses approach creative marketing and campaign management.

Unlock the Power of AI-Driven Creativity

$1T Addressable market

The global ad market is $1T and growing at a 9.6% annual rate.

$3B Generative AI Market

Generative AI in advertising is expanding at a 32% CAGR.

$11M+ Funding Secured

Omneky has raised $11M from top investors to innovate in ad tech.

55% Media Spend Wasted

55% of ad budgets are wasted. Omneky helps optimize ad performance.

43% Year-Over-Year Expansion

Omneky's product has achieved 43% revenue growth, scaling its platform and clients.

Source 1 | Source 2 | Source 3

Additional Traction Highlights

- Notable Investors:
  - $11.45M raised from prestigious investors like Village Global, SoftBank Deepcore, Digital Garage, AIX Ventures (early investors in Perplexity and Hugging Face) and Cadron Capital.
  - Key individual backers include John Donovan, former AT&T CEO, Richard Socher (former Chief Scientist of SalesForce)
- Notable Partnerships:
  - Collaborations with global giants like Mitsubishi, SoftBank, and Sony.
  - Certified Marketing Partner with Meta & Google.
  - Nvidia Inception Partner, AWS Marketplace partner, OpenAI Beta Partner
- *Testimonials:
  - *"Omneky has seriously helped uplevel our agency's approach to creative testing. Through rapid testing and actionable insights, we achieved optimized strategies and improved media performance." — Max Cammarota, Director of Performance Media, Beeby Clark+Meyler*
  - *"Omneky played a key role in the success of our $5M crowdfunding raise. Their creative ad design and data-driven recommendations were invaluable." — Paul D. Wurster, Communications Leader, Triagenics*
  - *"The exceptional quality and scale of our digital assets have been instrumental in broadening our customer base and driving substantial sales growth, underscoring the strength of our partnership in the digital marketing sphere"— Kevin Schrantz, CEO Omiana*
- Awards & Certifications:
  - Winner of the AI Excellence Award 2022.
  - SOC-2 Type 2 compliance achieved in 2024.
  - Recognized as a TechCrunch Disrupt finalist for Generative AI innovations.
  - CEO Hikari Senju recognized as Most Visionary CEO to Watch in 2024

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHY INVEST

Take Part in Transforming Advertising Today!



Join the Future of Agentic AI Advertising!

Be part of Omneky's journey to revolutionize marketing with AI-powered creativity. Invest today and help redifine how brands connect with their audiences.

Invest in Omneky to shape the future of AI agentic digital advertising. Your funds will accelerate the development of advertising agents, expand market reach, and enhance customer success. With $11.45M already raised, revenue increase of approximately 43%, and collaborations with global leaders, Omneky is redefining creative scalability and performance optimization.

Join us in revolutionizing how businesses engage with their audiences.

ABOUT

HEADQUARTERS
3357 26th st
San Francisco, CA 94110

WEBSITE
View Site ⟋

Omneky's AI advertising agents generates and optimizes brand-safe ad creatives at scale, delivering 5x ROAS and 10x cost and time savings for brands and agencies. *Individual results may vary based on various factors, including industry, strategy, and market conditions.

TERMS

Omneky

Overview

INTEREST RATE
7.0%

VALUATION CAP ⓘ
$80M

MATURITY DATE ⓘ	FUNDING GOAL ⓘ
Feb 28, 2027	**$124K - $1.24M**

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$500	**Convertible Notes**

DISCOUNT RATE ⓘ	TYPE OF EQUITY
20.0%	**Series CF Preferred**

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing →

Offering Memorandum →

Financials ^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$6,975,858	$8,616,056
Cash & Cash Equivalents	$6,722,366	$8,513,217
Accounts Receivable	$118,688	$72,880
Short-Term Debt	$52,256	$86,706
Long-Term Debt	$11,261,156	$9,110,950
Revenue & Sales	$2,072,055	$1,425,232

Costs of Goods Sold	-$7,691	-$132,719
Taxes Paid	$0	$0
Net Income	-$3,755,954	-$442,357

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Series CF Preferred in Omneky. The amount of Series CF Preferred you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $80,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 7.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series CF Preferred equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus

Special thanks to our friends and family: enjoy additional bonus interest for your continued support (20% increase in the annual interest rate)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% increase in the annual interest rate

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% increase in the annual interest rate

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% increase in the annual interest rate

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% increase in the annual interest rate

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% increase in the annual interest rate

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% increase in the annual interest rate

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% increase in the annual interest rate

Amount-Based Perks

Tier 1 Perk: Invest $500+ and receive access to an exclusive webinar on AI trends.

Tier 2 Perk: Invest $1,000+ and receive a 1-hour consultation with an AI expert.

Tier 3 Perk: Invest $5,000+ and get a 5% increase in the annual interest rate + exclusive access to beta features for your business.

Tier 4 Perk: Invest $10,000+ and receive 10% increase in the annual interest rate + feature on Omneky's partner page.

Tier 5 Perk: Invest $20,000+ and receive 12% increase in the annual interest rate, plus a custom AI-driven campaign for your business.

Tier 6 Perk: Invest $50,000+ and receive 15% increase in the annual interest rate + inclusion in a case study showcasing your business's growth with Omneky.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% Bonus for StartEngine Shareholders

Omneky will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine noteholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 7.6% instead of 7%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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FAQS

How much can I invest?   ˄

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?   ˄

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?   ˄

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?   ˄

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1.   <u>Note Subscription</u>.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   <u>Purchase Procedure</u>.

(a)   <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   <u>Escrow arrangements.</u> Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c)   <u>Special provisions for cryptocurrency payments</u>. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) <u>Transfers upon challenged transactions</u>. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3.   <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing.</u> The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b)   <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31,2023 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. RNB Capital LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing.   Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>.   Subscriber understands that the Securities have not been registered under the Securities Act.   Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

     (i)   To the Company;

     (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

     (iii)   As part of an offering registered under the Securities Act with the SEC; or

     (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that either:

     (i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)   Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)   <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   <u>Revisions to Manner of Holding.</u>

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT

IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

>   If to the Company, to: %%ADDRESS_OF_ISSUER%%

>   If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted   %%NAME_OF_ISSUER%%
on %%NOW%%.   By:
                                       %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2025- CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on February 3, 2027 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   In the event that the Company issues and sells shares of its Series CF Preferred Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Series CF Preferred Stock resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Series CF Preferred Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $80,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series CF Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. **Maturity.** Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series CF Preferred Stock at a price per security equal to the quotient of $80,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5. **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. **Default.** In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
>
> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
>
> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
>
> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
>
> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
>
> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
>
> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. **Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of Investors.

12.   Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "OMNEKY INC.", FILED IN

THIS OFFICE ON THE THIRTY-FIRST DAY OF OCTOBER, A.D. 2022, AT

2:31 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6639782 8100
SR# 20223900976

Authentication: 204748390
Date: 11-01-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
OMNEKY INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Omneky Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), certifies that:

1. The name of the Corporation is Omneky Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 30, 2017 under the name set forth above.

2. Pursuant to Section 242 of the General Corporation Law, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (this "**Certificate of Amendment**") further amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on August 5, 2021 (the "**Certificate of Incorporation**").

3. Pursuant to Section 242 of the General Corporation Law, the Board of Directors of the Corporation duly adopted resolutions setting forth the terms and provisions of this Certificate of Amendment, declaring the terms and provisions of this Certificate of Amendment to be advisable, and directing that the terms and provisions of this Certificate of Amendment be submitted to and considered by the stockholders of the Corporation for approval.

4. Article IV of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

> "The aggregate number of shares which the Corporation shall have authority to issue is 15,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share."

5. The terms and provisions of this Certificate of Amendment have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation entitled to vote thereon, in lieu of a meeting and vote of stockholders, pursuant to Sections 228 and 242 of the General Corporation Law.

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:31 PM 10/31/2022
FILED 02:31 PM 10/31/2022
SR 20223900976 - File Number 6639782

IN WITNESS WHEREOF, Omneky Inc. has caused this Certificate of Amendment to be signed by Hikari Senju, a duly authorized officer of the Corporation, on October 28, 2022.

By: _____

Name: Hikari Senju
Title: Chief Executive Officer

DESCRIPTION OF RIGHTS AND PREFERENCES OF
THE SERIES CF PREFERRED STOCK OF
OMNEKY INC.

This exhibit summarizes the principal rights and preferences of the preferred stock of Omneky Inc., a Delaware corporation (the "**Company**"), to be issued, if at all, upon conversion of that certain Convertible Promissory Note entered into by and between the Company and the Holder(s) identified therein (the "**Note**"), in accordance with Section 3 or Section 4 thereof, as applicable.

Security:	Series CF Preferred Stock (the "**Series CF Preferred**").
Conditions to Issuance:	The issuance of the Series CF Preferred pursuant to the Note shall be subject to: (i) the prior occurrence of an event triggering conversion of the Note pursuant to the terms thereof (ii) the prior written approval of the Company's board of directors and stockholders (to the extent required), (iii) qualification of the shares under applicable Blue Sky laws, (iv) the filing of an Amended and Restated Certificate of Incorporation establishing the rights and preferences of the Series CF Preferred, and (v) the Holder's execution of any investors' rights agreements or other similar agreements imposing restrictions or obligations on the holders of any shares of Series CF Preferred Stock, including but not limited to any voting agreements or rights of first refusal, as may be reasonably requested by the Company.
Issuance Price:	The price per share of the Series CF Preferred (the "**Original Purchase Price**") for purposes of determining the liquidation preference payable thereon (amongst other terms) shall be the price per share determined upon conversion in accordance with Section 3 or Section 4 of the Note.
Dividends:	Dividends will be paid on the Series CF Preferred on an asconverted basis when, as, and if paid on the Common Stock.
Liquidation Preference:	One times (1x) the Original Purchase Price plus any accrued and declared and unpaid dividends on each share of Series CF Preferred (or, if greater, the amount that the Series CF Preferred would receive on an as-converted basis).
	A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event, thereby triggering payment of the liquidation preference described above unless the holders of a majority of the Series CF Preferred elect otherwise.
Voting Rights:	The Series CF Preferred Stock shall carry no voting rights, except as may be required in accordance with the Delaware General Corporations Law.
Mandatory Conversion:	Each share of Series CF Preferred will automatically be converted into Common Stock at the then applicable conversion rate in the event of (i) the closing of a firm commitment underwritten public offering, or (ii) upon the written consent of the holders of a majority of all other capital stock of the Company.